Exhibit 99.4

Emera Reports 2026 Third Quarter Financial Results and Unveils $21.5 Billion Five-Year Capital Plan

HALIFAX, Nova Scotia – Today, November 6, 2026, Emera Inc. (“Emera”) (TSX/NYSE: EMA) reported 2026 third quarter financial results and 5-year capital and funding plans1.

Third Quarter & Five-Year Capital Plan Highlights

•	Reported Q3 2026 adjusted EPS[2] of $0.85 and reported EPS of $0.59.

•	Introduced five-year, $21.5 billion capital plan[3], expected to drive 7.5%-8.5% rate base growth through 2031[4], with ~82% of planned investment in Florida[5] to support customer demand.

•	Increased dividend for the 20th consecutive year, reflecting continued confidence in the strength and durability of the business, and supported by solid execution and disciplined capital allocation.

•	Safely advanced approximately $2.8B of customer-focused infrastructure investment year to date and remain on track to execute $4B annual capital plan in 2026.

•	Positioned to deliver 2026 adjusted EPS[2] growth above the annual target range of 5-7%[6] while maintaining 5-7% adjusted EPS[2] growth target through 2030.

•	Strengthened year-to-date operating cash flow[7] by 7% versus the first nine months of 2025.

•	Advanced key regulatory initiatives, including large-load tariff filing in Florida in support of strong data center growth momentum, and $1B securitization filing in Nova Scotia.

Five-Year Capital and Funding Plan Overview

•	Five-year $21.5 billion capital plan[3], forecast to drive 7.5%-8.5% rate base growth through 2030[4], an increase from previous rate base growth guidance of 7-8%[8].

•	Florida represents approximately 82% of planned investment, supporting continued system strengthening, storm hardening, and customer demand growth.

•

More than 94% of the capital plan is focused on reliability, resiliency and renewable investments, including ~50% directed to strengthening electric transmission, distribution, and gas infrastructure to support growing customer needs.

•	Reinvested cash flow from operations remains the primary source of funding, expected to support approximately 45% to 50% of total funding requirements.

Proposed Transformational Merger Highlights

•

As previously announced, Emera and Canadian Utilities will combine to create a Top 20 North American regulated utility and energy infrastructure company with approximately $72 billion[9] in combined enterprise value, greater scale, and increased capacity to invest in growth.

•

The transformative combination will support a lower cost of capital, a stronger credit profile, and adds another platform for Emera’s future growth, with a larger addressable pipeline of opportunities in two high growth attractive markets – Alberta and Florida.

•	The merger will unite two proven teams deploying combined expertise and best practices to drive opportunities and enhance execution.

•	The transaction is expected to close in Q3 or Q4 2027, or earlier, subject to required approvals and customary closing conditions.

•	Additional transaction details are available at www.emeraatcofuture.com

“This quarter marks another important step forward for Emera. Our track record of solid execution and disciplined capital allocation, combined with our expanded five-year capital plan, and increased 7.5-8.5% rate base growth4, positions us well to deliver for customers and create sustainable and predictable value for shareholders,” said Scott Balfour, President and CEO of Emera Inc.

“Our merger with Canadian Utilities brings together two strong complementary companies with significant opportunities in Florida and Alberta, two of North America’s strongest growth markets. We believe the combination will strengthen our credit profile, reduce our cost of capital, and enhance our ability to capture the growth of opportunities we see in both jurisdictions.” continued Mr. Balfour.

Q3 2026 Financial Results

Q3 2026 adjusted net income attributable to common shareholders (“adjusted net income”)2 was $260 million, or $0.85 per common share, compared to $263 million, or $0.88 per common share, in Q3 2025. The decrease was primarily due to higher corporate costs driven by a loss on the long-term incentive hedge, lower earnings due to the sale of Grand Bahama Power Company (“GBPC”), partially offset by increased earnings at People’s Gas Company (“PGS”), Emera Energy Services (“EES”) and Nova Scotia Power Incorporated (“NSPI”).

Q3 2026 reported net income was $182 million, or $0.59 per common share, compared to net income of $228 million, or $0.76 per common share, in Q3 2025. Reported income also included a $41 million increase in MTM losses, after-tax, $5 million in charges related to the pending CU Transaction, after-tax, and a $5 million loss on sale of GBPC, after tax and transaction costs, partially offset by the $8 million gain on sale of New Mexico Gas Company Incorporated (“NMGC”), and related charges, after-tax.

2026 YTD Financial Results

Year-to-date adjusted net income2 was $887 million or $2.90 per common share, compared with $878 million or $2.94 per common share year-to-date in 2025. Year-to-date adjusted net income increased $9 million primarily due to increased earnings at PGS, EES and Tampa Electric Company (“TEC”); and higher equity earnings at Bear Swamp, partially offset by increased interest expense and higher OM&G at Corporate; lower earnings at NSPI; and lower earnings due to the sale of GBPC.

Year-to-date reported net income was $849 million or $2.78 per common share, compared with net income of $946 million or $3.17 per common share, year-to-date in 2025. Year-to-date reported net income also included a $157 million decrease in MTM gain, after-tax, a $24 million loss on sale of GBPC, after tax and transaction costs, $5 million in charges related to the pending CU Transaction, after-tax, partially offset by the $8 million gain on sale of NMGC and related charges, after-tax in 2026 and $72 million after-tax in impairment charges related to the sale of NMGC recognized in Q2 2025.

In Q3 2026, the translation impact of a weaker CAD on USD denominated earnings increased adjusted net income by $2 million and increased net income attributable to common shareholders by $1 million, compared to the same periods in 2025. Year-to-date, the impact of a stronger CAD on US denominated earnings decreased adjusted net income2 by $15 million and decreased net income attributable to common shareholders by $42 million, compared to same periods in 2025. These impacts include the effect of the FX hedges used to mitigate translation risk of USD earnings, which are included in Corporate in the Other segment.

1	Financial information is presented in CAD unless otherwise specified.
2	Adjusted EPS is a non-GAAP measure. See “Non-GAAP Financial Measures and Ratios” noted above and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.
3	Capital Plan does not reflect the merger between Emera Inc. and Canadian Utilities and reflects Emera’s standalone business.
4

Rate base growth guidance uses 2025 as the base year. See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

5	Includes Tampa Electric Company, People Gas Company, and SeaCoast Gas.
6	Adjusted EPS growth guidance uses 2024 as base year.
7	Reflects operating cash flow pre-working capital.
8	Uses 2024 as the base year.
9

Enterprise value is calculated as total pro forma market capitalization of the combined company plus net debt and preferred shares. Based on an implied enterprise value of Canadian Utilities of $28 billion as of market close on October 5, 2026.

Segment Results and Non-GAAP Reconciliation

For the millions of dollars (except per share amounts)	Three months ended September 30		Nine months ended September 30
Adjusted Net Income [1,2]	2026	2025	2026	2025
Florida Electric Utility	$304	$302	$745	$726
Canadian Electric Utilities	17	13	119	151
Gas Utilities and Infrastructure	46	32	237	200
Other Electric Utilities	11	16	24	28
Other	(118)	(100)	(238)	(227)
Adjusted net income [1,2]	$260	$263	$887	$878
Gain on sale of NMGC, and related charges, after-tax[3]	8	-	8	(72)
Charges associated with the pending CU transaction, after-tax[4]	(5)	-	(5)	-
Loss on sale of GBPC, after tax and transaction costs[5]	(5)	-	(24)	-
MTM (loss) gain, after-tax[6]	(76)	(35)	(17)	140
Net income attributable to common shareholders	$182	$228	$849	$946

EPS (Basic)	$0.59	$0.76	$2.78	$3.17

Adjusted EPS (Basic)[1,2]	$0.85	$0.88	$2.90	$2.94

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of Gain on sale of NMGC, and related charges, after-tax; Charges associated with the pending CU transaction, after-tax; loss on sale of GBPC, after tax and transaction costs; and MTM adjustments.

3 Net of income tax expense of $23 million for the three and nine months ended September 30, 2026 (2025 - $5 million recovery)

4 Net of income tax recovery of $2 million for the three and nine months ended September 30, 2026

5 Net of income tax expense of $1 million for the three months ended September 30, 2026, and $1 million income tax recovery for the nine months ended September 30, 2026.

6 Net of income tax recovery of $30 million for the three months ended September 30, 2026 (2025 – $15 million recovery) and $6 million income tax recovery for the nine months ended September 30, 2026 (2025 – $56 million expense).

Consolidated Financial Review

The following table highlights significant quarter-over-quarter and year-over-year changes in adjusted net income from 2025 to 2026:

For the millions of dollars	Three months ended September 30	Nine months ended September 30
Adjusted net income – 2025[1,2]	$263	$878
Operating Unit Performance
Increased earnings at PGS due to higher revenue from new base rates and higher off-system sales, partially offset by higher operating, maintenance and general expenses (“OM&G”), depreciation and property taxes	17	49
Increased earnings at EES year-over-year due to favorable market conditions that led to higher natural gas prices and increased volatility that created profitable opportunities	5	31
Increased earnings quarter-over-quarter at NSPI due to lower interest expense and higher revenue, partially offset by higher OM&G. Decreased earnings year-over-year due to higher OM&G, and lower income tax recovery as a result of higher clean technology investment tax credits in 2025, partially offset by lower interest expense and higher sales volumes	4	(32)
Increased equity earnings, after-tax, at Bear Swamp year-over-year due to business interruption insurance received related to an unplanned outage in 2025 and higher generation	2	17
Increased earnings at TEC due to higher revenue from new base rates and higher off-system sales, partially offset by higher depreciation, OM&G, interest expense, state and municipality taxes, and a one-time reduction in recoverable fuel and purchase power costs of $10 million USD due to an FPSC-approved settlement agreement. Quarter-over-quarter earnings were also partially offset by unfavorable weather.	2	19
Decreased earnings at NMGC year-over-year due to higher OM&G	(2)	(14)
Decreased earnings at GBPC primarily due to the sale in Q2 2026	(7)	(9)
Corporate
Increased income tax recovery year-over-year primarily due to an increased loss before provision for income taxes partially offset by an unfavorable deferred income tax asset valuation allowance adjustment	(2)	7
Increased interest expense, pre-tax, due to higher long-term debt resulting from the timing of financings, partially offset by interest earned on debt proceeds held in invested cash. Year-over-year is also partially offset by lower short-term debt	(3)	(31)

Increased OM&G, pre-tax, quarter-over-quarter primarily due to a loss on the long-term incentive hedge and increased costs as a result of New York Stock Exchange (“NYSE”) listing. Year-over-year increase due to a lower gain on the long-term incentive hedge and higher costs associated with the NYSE listing	(17)	(30)
Other Variances	(2)	2
Adjusted net income – 2026[1,2]	$260	$887

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest US GAAP measure.

2 Excludes the effect of Gain on sale of NMGC, and related charges, after-tax; Charges associated with the pending CU transaction, after-tax; loss on sale of GBPC, after tax and transaction costs; and MTM adjustments.

Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of Emera’s Q3 2026 MD&A, which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of applicable US securities laws including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”) with respect to Emera, including without limitation, statements about: Emera’s plans to achieve 2026 adjusted EPS2 growth above the annual target range of 5-7%6 and remain committed to 5-7% adjusted EPS2 growth through 2030; the nature and timing of the Company’s $21.5B capital plan and funding plan from 2027 through 2031; the Company’s expected 7.5-8.5% consolidated rate base growth4; the Company’s plan to allocate approximately 82% of capital plan to Florida, with more than 94% of the capital plan focused on reliability, resiliency and renewable investments; expectations that reinvested cash flow from operations will meet up to 50% of total capital plan funding requirements; the Company’s $4B capital plans being on track for 2026; Emera’s track record of solid execution and disciplined capital allocation will continue to improve our profile with investors; the expected timing and completion of the pending Canadian Utilities transaction; the nature and extent of the opportunities, benefits and growth expected to result from the completion of the Canadian Utilities transaction;. Forward-looking information is typically identified by words such as “anticipate,” “expect,” “intend,” “plan,” “target,” “believe,” “forecast,” “estimate,” “will,” “may,” “should,” and similar expressions suggesting future outcomes. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from those expressed or implied by such forward-looking information. The forward-looking information in this news release is made only as of the date hereof, and except as required by law, Emera disclaims any intention or obligation to update or revise any forward-looking information as a result of new information, future events or otherwise. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including without limitation, under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Teleconference Call

The company will be hosting a teleconference today, Friday, November 6, 2026, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q3 2026 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.1 million customers in the United States, Canada and the Caribbean. Our team of 6,800 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Inc.

Investor Relations

Dave Bezanson, SVP, Capital Markets

902-233-2674

dave.bezanson@emera.com

Emera Inc.

Media

Emera Corporate Communications

media@emera.com